Filed by Chicago Bridge & Iron Company N.V.

(Commission File No.: 1-12815)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-9(a) and 14a-12(b)

of the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Form S-4 File No.: 333-222662

MARCH 2018 McDermott International + CB&I Creating a premier global fully vertically integrated onshore-offshore company with a broad EPCI offering, driven by technology and innovation with the scale and diversification to capitalize on global growth opportunities

FORWARD-LOOKING STATEMENTS McDermott International, Inc. (“McDermott”) and Chicago Bridge & Iron Company N.V. (“CB&I”) caution that statements in this presentation which are forward looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott and CB&I, and, following the proposed combination, the combined business. These forward-looking statements include, among other things, statements about anticipated cost and revenue synergies, accretion, risks related to CB&I projects, best-in-class operations, opportunities to capture additional value from market trends, maintenance of a consistent customer approach to pricing, safety and transition issues, free cash flow, plans to de-lever, targeted credit ratings, expected completion date and permanent debt financing. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the shareholder approvals necessary to complete the proposed combination; the risk that a condition to the closing of the proposed combination may not be satisfied, or that the proposed combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed combination; the costs incurred to consummate the proposed combination; the possibility that the expected synergies from the proposed combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined business following the proposed combination; disruption from the proposed combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed combination; adverse changes in the markets in which McDermott and CB&I operate or credit markets; the inability of McDermott or CB&I to execute on contracts in backlog successfully; changes in project design or schedules; the availability of qualified personnel; changes in the terms, scope or timing of contracts; contract cancellations; change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; changes in industry norms; and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott’s and CB&I’s annual and quarterly filings with the Securities and Exchange Commission, including their annual reports on Form 10-K for the year ended December 31, 2017. This presentation reflects the views of McDermott’s management as of the date hereof. Except to the extent required by applicable law, McDermott and CB&I undertake no obligation to update or revise any forward-looking statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that included (1) a joint proxy statement of McDermott and CB&I, which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive joint proxy statement/prospectus to stockholders of McDermott and shareholders of CB&I. Additionally, McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO-T (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS. Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068. Participants in Proxy Solicitation McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its annual report on Form 10-K/A for the year ended December 31, 2017 filed with SEC on March 8, 2018. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

NON-GAAP DISCLOSURES This presentation includes several “non-GAAP” financial measures as defined under Regulation G of the U.S. Securities Exchange Act of 1934, as amended. Each of McDermott and CB&I reports its financial results in accordance with U.S. generally accepted accounting principles (“GAAP”), but McDermott and CB&I believe that certain non-GAAP financial measures provide useful supplemental information to investors regarding the underlying business trends and performance of respective ongoing operations of McDermott and CB&I and are useful for period-over-period comparisons of those operations. The non-GAAP measures in this presentation include Revenue (on a continuing operations basis), Gross Profit (on a continuing operations basis), EBITDA, Adjusted EBITDA, Adjusted Operating Income (Loss), Adjusted Operating Margin, Adjusted Net Income (Loss), and Free Cash Flow. These non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the financial measures prepared in accordance with GAAP. Reconciliations of these non-GAAP financial measures and forecast non-GAAP financial measures presented herein to the most comparable GAAP measures are provided in the tables set forth at the end of this presentation.

MANAGEMENT PROFILES McDermott President & Chief Executive Officer DAVID DICKSON McDermott Executive Vice President & Chief Financial Officer STUART SPENCE McDermott Executive Vice President and Chief Financial Officer since August 2014 More than 25 years of financial and operational management experience with companies in oilfield products and services, and engineering and construction businesses Prior to McDermott, served as Vice President of Halliburton’s Artificial Lift business, and previously as Senior Director, Strategy and Marketing for Halliburton’s Completion and Production Division Prior to joining Halliburton, served as Executive Vice President and Chief Financial Officer of Global Oilfield Services Inc. from 2008 to 2011 and as Executive Vice President, Strategy, in May 2011 in connection with the sale to Halliburton McDermott President and Chief Executive Officer and member of the Board of Directors since December 2013 More than 25 years industry experience, including 11 years with Technip S.A. and its subsidiaries Served as President of Technip U.S.A. Inc. from 2008 to 2013, with overall responsibility for Onshore (refining, petrochemicals, LNG) and Offshore (shallow and deepwater) businesses in North America and Latin America Prior to Technip, headed Operations at CNS Subsea Ltd., was Operations Manager at ETPM DeepSea Ltd., and worked for McDermott in the U.K.

TABLE OF CONTENTS TRANSACTION OVERVIEW INTRODUCTION TO CB&I McDERMOTT’S JOURNEY STRATEGIC RATIONALE FINANCIAL RATIONALE DUE DILIGENCE FINANCIAL APPENDIX 7 10 16 24 32 39 43

TRANSACTION OVERVIEW

A TRANSFORMATIONAL COMBINATION Creates a premier $10 billion1 global, fully vertically integrated onshore-offshore EPCI provider with a market-leading technology portfolio, better positioned to meet customer needs Combines complementary and diversified capabilities, well positioned globally in attractive high-growth markets Common culture focused on safety, fixed lump-sum contracting and customer engagement will ensure seamless transition for partners and employees Due diligence supports underlying strength and profitability of CB&I Confident in ability to apply McDermott’s operational excellence and turnaround experience to unlock near- and long-term value from CB&I portfolio Provides capital structure with liquidity to fund growth and manage downside scenarios New growth opportunities, expected $250 million annual cost synergies and substantial revenue synergies expected to generate significant benefits for combined business 1Sum of McDermott and CB&I full year revenue for the year ended 12/31/17; does not reflect any pro forma adjustments.

TRANSACTION DETAILS Combined revenues of approximately $9.7Bn2 and a backlog of $15.3Bn3 Expected to generate annualized cost synergies of $250m in 2019 (in addition to the $100m cost reduction program that CB&I has already implemented) Significant revenue synergies expected Expected to be cash accretive, excluding one-time costs, within first year after closing Plan to leverage EBITDA growth and strong free cash flow generation to rapidly de-lever, targeting credit ratings similar to those currently held by McDermott 1 Based on closing share prices on 3/16/18 2 Sum of McDermott and CB&I LTM as of 12/31/17, does not reflect any pro forma adjustments 3 As of 12/31/17, does not reflect any pro forma adjustments TERMS STRUCTURE FINANCIAL BENEFITS GOVERNANCE Subsidiary of McDermott will commence an exchange offer to acquire all of the outstanding shares of CB&I common stock, combined with a series of transactions under Netherlands law, where CB&I is incorporated, resulting in the acquisition of all outstanding CB&I shares The same per share consideration as is offered in the exchange offer will be distributed to each holder of shares of CB&I common stock not tendered in the exchange offer, subject to Dutch dividend withholding tax Estimated enterprise value of $7Bn1 McDermott shareholders expected to own ~53% and CB&I shareholders to own ~47% of combined company CB&I shareholders will receive 2.47221 shares of McDermott common stock for each share of CB&I common stock owned (or 0.82407 shares if McDermott effects a planned three-for-one reverse stock split) HQ in Houston area CEO and Board member: David Dickson CFO: Stuart Spence Non-Executive Chairman: Gary P. Luquette Board of Directors: 6 McDermott, 5 CB&I Patrick Mullen, CB&I’s CEO, to remain with combined company for transition period

INTRODUCTION TO CB&I

FINANCIAL BREAKDOWN1 BUSINESS OVERVIEW CB&I AT A GLANCE Founded: 1889 Administrative Headquarters: The Woodlands, Texas Employees: 26,400 Vertically integrated in areas of operation Operates in four key market segments – Refining, Petrochemical, LNG and Natural Gas-Fired Power Plants Three business lines: Engineering & Construction – engineers, procures, constructs and services energy infrastructure facilities Fabrication Services – constructs tank storage solutions and fabricates piping and other engineered products for the oil and gas, petrochemical, power generation, water and mining industries, among others Technology – provides proprietary process technology licenses and associated engineering services and catalysts for petrochemical and refining companies Optimize REVENUE BY REGION USA 78% International 22% 27% REVENUE BY SEGMENT Fabrication Services Technology 5% ADJ. EBITDA BY SEGMENT2 35% 46% Fabrication Services Technology 19% 15% CONTRACTS MIX3 Fixed 85% Cost Plus & Other Engineering & Construction 68% Engineering & Construction 1Represents historically reported financial information as of 12/31/17, adjusted for the exclusion of the Capital Services segment which was sold in Q2 2017 2Adjusted EBITDA is a non-GAAP measure. A reconciliation to the most comparable GAAP measure is provided in the Financial Appendix 3Represents estimate for the year ended 12/31/17, provided by CB&I management

Primary business focus: Process licensing, Related catalysts Employees: ~650 Major operating facilities: New Jersey, Germany, India Extensive refinery technologies portfolio Leaders in: Dehydration (#1; Chevron-Lummus JV) Ethylene (#2) Polypropylene (#2) Clean fuels and residuum upgrading (#2) Leverage McDermott’s reputation and strong commercial presence in key markets such as Saudi Arabia, Qatar, India, Mexico, Indonesia Crude to chemicals technology Increase R&D spend More extensive use of high value centers OVERVIEW STRENGTHS OPPORTUNITIES COMPETITIVE LANDSCAPE TIER 11 TECHNOLOGY COMPANIES TIER 2 TECHNOLOGY COMPANIES 1Based on volume and number of licenses offered for 2017. TECHNOLOGY SEGMENT BUSINESS LINES Petrochemicals: Olefins & Aromatics Refining & Gasification: Refining Process; Coal / Petcoke Gasification Novolen Technology: Polypropylene & Polyethylene Chevron Lummus Global (JV with Chevron): Hydroprocessing, including Base Oils & Heavy Oil Upgrading Consulting: Advisory services in Energy, Petrochemicals and Refining Markets Creates SIGNIFICANT PULL-THROUGH for e&c and fabrication SEGMENTS

FABRICATION SERVICES AND E&C E & C Fabrication Services Engineering Procurement Construction Commissioning Petrochemicals LNG Refining Combined cycle (USA only) Tank storage construction Process & modularization Pipe fitting and distribution Engineered products (ethylene heat exchangers) Specialty equipment Engineering, procurement, fabrication, erection of liquid and gas structures Pipe fabrication, process modules, pipe and fitting distribution Self-perform capabilities worldwide Proprietary equipment and engineered products Services Capabilities VALUE CHAIN Specialized Project Life Cycle Offerings Traditional EPC Solutions TECHNOLOGY PERMITTING FEED PROCUREMENT ENGINEERING FABRICATION CONSTRUCTION CLOSE OUT VERTICALLY INTEGRATED Vertically integrated structure is similar to McDERMOTT and reduces risk Strong underlying business performance, excluding four focus projects Backlog New Awards Backlog New Awards

TECHNOLOGY CB&I HISTORICAL PERFORMANCE FABRICATION SERVICES E&C REVENUE2 ADJ. EBITDA3 CONSOLIDATED1 Large E&C Contracts Differentiated, High Margin Market Leader Best-in-Class Operator Source: CB&I filings, presentations, and press releases 1Excludes Capital Services segment, which was sold in Q2 2017 2Represents historically reported revenues, adjusted for the exclusion of the Nuclear Operations, which were sold in Q4 2015, and exclusion of the Capital Services Operations, which were sold in Q2 2017 3Adjusted EBITDA is a non-GAAP measure. A reconciliation to the most comparable GAAP measure is provided in the Financial Appendix

ADJUSTMENTS TO CB&I’S FINANCIAL METRICS This deck includes certain non-GAAP financial metrics and adjustments for items that we believe to be non-recurring, as we believe this provides a better understanding of the underlying business. These adjustments are generally consistent with those used in McDermott’s adjusted financial metrics. The adjustments relate to the Four Focus Projects: IPL, Calpine, Freeport and Cameron We have performed thorough due diligence and believe we have a strong understanding of the key drivers and are comfortable with what needs to be done with these projects going forward We believe the Four Focus Projects are not representative of the entire portfolio and have unique characteristics that will continue to be de-risked significantly in 2018 We believe the overwhelming majority of the projects in CB&I’s portfolio are performing well, and adjusting out unusual charges relating to these Four Focus Projects provides a better understanding of the underlying business RESTRUCTURING, INTEGRATION AND ACQUISITION COSTS NUCLEAR OPERATIONS FOUR FOCUS PROJECTS EXCESS INTEREST & STOCK BASED COMPENSATION 2017 restructuring related costs are primarily associated with facility consolidation, severance and other employee related costs, professional fees, and other miscellaneous costs resulting from publicly announced cost reduction, facility rationalization and strategic initiatives. For 2014 and 2013, integration related costs primarily related to facility consolidations, including the associated accrued future lease costs for vacated facilities and unutilized capacity, personnel relocation and severance related costs and systems integration costs. For 2013, acquisition related costs primarily related to transactions costs, professional fees and change-in-control and severance related costs associated with the acquisition of the Shaw Group Inc. Impairment charges to goodwill and other intangible assets related to the Nuclear Operations and a loss on the sale of the Nuclear Operations were recorded in 2015. Additionally, an additional loss on the sale was recorded in the fourth quarter 2016 to establish a reserve for a transaction receivable associated with the sale of the Nuclear Operations Represents accelerated amortization of debt issuance costs (DIC) in the third and fourth quarters of 2017, accrual of anticipated make-whole payments on debt, and higher interest expense due to higher rates Charge related to the accelerated vesting of stock-based compensation under the company’s change-of-control agreements DEFERRED TAXES Represents additional tax expense during 2017 primarily resulting from the revaluation of U.S. net deferred tax assets due to a reduction in the U.S. Federal tax rate and the establishment of valuation allowances on all remaining net deferred tax assets. INSURANCE GAIN Represents the net gain from insurance proceeds in excess of associated costs for a fabrication facility that was damaged during Hurricane Harvey.

McDERMOTT’S JOURNEY

McDERMOTT AT A GLANCE

BUSINESS OVERVIEW

- Founded: 1923
- Headquarters: Houston, Texas
- Employees: 11,800
- Vertically integrated in areas of operation
- Delivers fixed and floating production facilities, pipelines and subsea systems for complex offshore and subsea projects
- **Offerings include:**
  - **Engineering** – focuses on life of oilfield production facilities from inception to decommissioning
  - **Procurement** – leverages supplier relationships for schedule, cost and technology advantages
  - **Construction** – provides comprehensive fabrication capabilities, from jackets and topsides to subsea production systems and living quarters
  - **Installation** – delivers installation, hook up and commissioning of complex offshore, floating and subsea infrastructure for Greenfield and Brownfield facilities
- Customer base consists of independent, international and national oil companies operating in offshore and subsea markets

FINANCIAL BREAKDOWN[1]

REVENUE BY REGION



Americas, Europe & Africa 8%
Asia 21%
Middle East 71%

EBITDA BY REGION[2]



Asia 23%
Middle East 77%

CONTRACTS MIX



Cost Plus & Other 3%
Fixed 97%

[1]Represents 2017 results.
[2]Does not take into account McDermott's Corporate Segment. EBITDA is a non-GAAP measure. A reconciliation to the most comparable GAAP measure is provided in the Financial Appendix.

17

TRANSFORMATION UNDER CURRENT MANAGEMENT 1Cost of Non Quality is an internal metric used by management. 9 loss-making projects in December 2013, reduced to 1 loss-making project (timing of completion dependent on client) Strong management of change order approvals and project close-outs minimizing unapproved revenues Proactive risk mitigation and management Proactive opportunity harvesting Strategic approach to project management High confidence in project prediction Significant reduction in Cost of Non Quality1 Client focused One McDermott Way DECEMBER 2017

McDERMOTT’S FLEET MARINE FLEET ALONG WITH FABRICATION FACILITIES PROVIDE COLLATERAL VALUE 1DP Class represents Dynamic Positioning Class of vessel where applicable. 2LOA represents length overall for each vessel. 3Vessel operated under long-term charter. Vessel Name Vessel Type DP Class 1 LOA 2 (m) Crane Capacity (MT) Tension Lay Capacity (MT) Year Extended Service / Upgraded Age (Years) Derrick Barge 27 Pipelay/ Derrick 128 2,177 250 1974 / 1984 43 Derrick Barge 30 Pipelay/ Derrick 128 2,794 249 1975 / 1999 42 Derrick Barge 32 Pipelay/ Derrick 139 1,500 120 2010 / 2013 7 DerrickBarge 50 Pipelay/ Derrick DP 2 151 3,800 1988 / 2012 29 Emerald Sea Construction Support, Dive Support, Flex-Lay DP 2 96 100 7.5 1996 / 2007 21 ThebaudSea Construction Support, Dive Support DP 2 81 50 1999 / 2010 18 LV 108 Multi-Service Vessel, Flex-Lay DP 2 132 400 2015 2 North Ocean 102 Flex-Lay DP 2 133 250 350 2009 8 North Ocean 105 Flex-Lay, Rigid Pipelay DP 2 132 400 400 2012 5 DLV 2000 Pipelay/ Derrick DP 3 184 2,200 450 Delivered June 2016 0.75 Amazon 3 Construction DP 2 199 400 570 2014 2 + Intermac650 Launch / Cargo Barge 198 1980 / 2006 37

STRATEGICALLY LOCATED FABRICATION YARDS Strategically Located Fabrication Yards: Altamira, Mexico Batam Island, Indonesia Jebel Ali, Dubai Dammam, Kingdom of Saudi Arabia Qingdao, China (Joint Venture) Strategically located fabrication yards and spoolbases allow McDermott to be one of the few EPCI contractors capable of offering customers the option of modular construction In contrast to traditional on-site “stick built” construction, modular construction enables modules to be built within a tightly monitored shop environment which allows us to, among other things, better control quality, minimize weather delays and expedite schedules Once completed, the modules are shipped to, and assembled at, the project site On a go-forward basis, the combined business’ global fabrication facility footprint will be optimized in order to strategically serve its customers – CB&I has an additional 21 fabrication facilities globally today Spoolbases: Gulfport, Mississippi Modular, portable spoolbase (Batam/India)

THE ONE McDERMOTT WAY One McDermott Way Results Bidding McDermott focuses on obtaining a full understanding of the project costs and risks at the bid stage All McDermott bids, offshore and subsea globally, are prepared by a central Proposals & Estimating function Each bid has a suitably qualified Project Manager and the Bid Engineering is carried out in-house All individual bids are subject to a standardized rigorous management review, including cost estimation scrutiny and project risk management (through a formal risk management procedure) Improves allocation of resources Consistency of approach No material loss-making project bid in the last 3.5 years Execution Assets: Strategically positioned to address the markets most suitable for each Centralized Engineering Function: McDermott executes the vast majority of its engineering in-house, using McDermott employees, carried out through global centers of excellence Centralized Procurement Function: Leverages the McDermott Procurement Global Network. Technical and commercial lessons and opportunities are shared globally with all projects Centralized Fabrication Function: Vast majority of McDermott Fabrication scope is carried out in McDermott facilities by McDermott employees. All fabrication facilities operate to the same standards and processes, resulting in excellent safety and quality Centralized Installation Function: McDermott executes almost all of the installation scope, including all of the installation engineering, in-house Continuity of personnel and knowledge retention – lessons learned are globally shared across projects Engineering is focused on constructability Safety and process standardization of fabrication operations Certainty of project schedule Ensures execution Flexibility – a fundamental component of project success Project Management

LOSS MAKING PROJECT TURN AROUND CASE STUDY

EPCI PROJECT: PEMEX PB-LITORAL-A PRODUCTION PLATFORM

- McDermott announced winning of $225 million contract in January 2013 – prior to executive changes and current senior management coming on board at McDermott
- Post executive changes, actions taken by the current management team successfully improved Gross Profit by ~$60 million at completion (relative to August 2014)
- Specific measures taken by McDermott post executive changes (i.e., under current management):
  - Brought in an experienced project director with exposure to NOC clients and the region
  - Created achievable execution plan, re-base line the schedule and stick to it
  - One McDermott Way of execution of work, improving productivity, minimizing Cost of Non Quality
  - One McDermott Way of subcontractor and vendor strategy
  - Set up regular project operating rhythm and achievable targets
  - Worked with the client to understand needs, culture and agreed achievable milestone avoiding LDs
  - Closed client change orders that were on hold for months

$'M	Revenue	Gross Profit
Jan 2013 (EAC at bid)	**$225**	**$22**
Dec 2013 (EAC)	229	(23)
Dec 2014 (EAC)	209	(93)
Dec 2015 (EAC)	225	(74)
Jun 2016 (actual at completion)	**243**	**(49)**





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McDERMOTT HISTORICAL PERFORMANCE REVENUE1 ADJ. EBITDA2 December 2013: David Dickson Becomes CEO Source: McDermott filings, presentations, and press releases. 1Sum of components may not foot due to rounding. 2Adjusted EBITDA is a non-GAAP measure. Please refer to non-GAAP reconciliation in Financial Appendix.

STRATEGIC RATIONALE

END-TO-END INTEGRATED OFFERING UPSTREAM DOWNSTREAM SUBSEA OFFSHORE LNG PETROCHEM POWER REFINING

FULLY VERTICALLY INTEGRATED CAPABILITIES CONCEPT / PRE-FEED (IO) FEED TECHNOLOGY LICENSING PROJECT MANAGEMENT START-UP & DEBOTTLENECK UPGRADE & REVAMP TECHNICAL CONSULTING & ENGINEERING DIGITAL TWIN APPRAISE / SELECT EXECUTE BROWNFIELD DECOM DEFINE McDermott CB&I BOTH 15 to 40 year asset lifetime pull-through opportunities FID ENGINEERING, PROCUREMENT, CONSTRUCTION, INSTALLATION FULLY VERTICALLY INTEGRATED DECONSTRUCT & DISPOSE CB&I’s products and services are complementary to McDermott’s, with opportunities in adjacent markets

A COMPLEMENTARY GLOBAL PORTFOLIO... McDermott CB&I Improves ability to capitalize on attractive high-growth markets Leverages relationships, capabilities and offerings to create new, incremental project opportunities Diversifies exposure to individual regions 1Sum of McDermott and CB&I revenue for the year ended 12/31/17; does not reflect any pro forma adjustments. ESTIMATED COMBINED REVENUE1 International U.S.

…WITH DIVERSIFIED REVENUE COMBINED1 McDermott CB&I SEGMENT2 ONSHORE OFFSHORE + = Mix of onshore and offshore diversifies exposure and provides more cyclical balance + = 1For the year ended 12/31/17, does not reflect any pro forma adjustments. 2Immaterial amounts of offshore revenue included in CB&I total. 3CB&I revenues by contract type represents estimate for the year ended 12/31/17, provided by CB&I management. 4CB&I backlog excludes Technology segment. GEOGRAPHY + = International U.S Complementary geographic portfolio drives diversity and provides enhanced revenue stability 3% BACKLOG4 + = CONTRACT TYPE3 FIXED PRICE COST PLUS & OTHER Differentiated as a best-in-class fixed price provider 3% 3% OFFSHORE POWER PETROCHEMICAL LNG REFINING OTHER Diversified backlog composition insulates business from volatility across the energy supply chain

ESTIMATED GLOBAL REFINED PRODUCTS DEMAND (MT / yr) ESTIMATED GLOBAL PETROCHEMICAL DEMAND (MT / yr) ESTIMATED GLOBAL LNG DEMAND (MT / yr) ESTIMATED GLOBAL OIL & GAS DEMAND* (MToe) Source: McKinsey Source: Nexant Source: Nexant Source: BP Energy Outlook 2017 *Liquids, Gas, Coal, Other POSITIONED TO TAKE ADVANTAGE OF STRONG INDUSTRY FUNDAMENTALS Significant opportunities to capture growth in existing and adjacent markets 1.34% CAGR 4.71% CAGR 3.55% CAGR 0.96% CAGR

CREATES A MORE COMPETITIVE GLOBAL LEADER Revenue ($Bn, LTM as of 12/31/17) Source: Public filings 1Per company press release on merger. 2Sum of McDermott and CB&I LTM as of 12/31/17, does not reflect any pro forma adjustments. 3Per IBES median estimates as at 20-Mar-18. 0 5 10 15 20 MORE INTEGRATED 1 MITIGATES RISK OF CYCLICALITY INTEGRATED OFFERING ENHANCES COMPETITIVENESS LEVERAGES FIXED COST BASE ACROSS LARGER BUSINESS 2 1 3

PROVEN MODEL FOR UNLOCKING VALUE maximize value of combined company BY Leveraging McDermott’s operational expertise Industry Leading, Vertical Execution Capabilities Rigorous Oversight & Cost Control Strategic Contract Management Customer Focused Standardized Bidding Standards & Project Execution Common Culture

FINANCIAL RATIONALE

A STRONG FINANCIAL PROFILE 11.4 Net Working Capital (as of 12/31/17) BACKLOG ($Bn) (as of 12/31/17) 15.3 REVENUE ($Bn) (as of 12/31/17) Combined1 CB&I McDermott Adj. EBITDA2 ($m) % of Revenue (2017) CapEx ($m) (as of 12/31/17) 3.9 3.0 415 14% 119 343 6.7 694 10% 44 (1,523) 9.7 1,109 11% 163 (1,180) 1Does not reflect any pro forma adjustments. 2Adjusted EBITDA is a non-GAAP financial measure and is not derived from pro forma financial information prepared on the basis of GAAP, SEC rules and regulations or any other standard. See Financial Appendix for additional detail. 3Contract Capital is a financial measure used by CB&I management. It is defined as project-related current assets, including trade accounts receivable, inventory, and contracts in progress, less project-related liabilities, including accounts payable, accrued liabilities, and advance billings on contracts. See reconciliation in Financial Appendix. 4Expected to be fully run-rate in 2H 2019. Expected annualized cost synergies of $250m4 will improve combined results once achieved CONTRACT Capital3 (as of 12/31/17) 302 (1,070) (768)

SUBSTANTIAL COST SYNERGIES

Expected to generate annualized cost synergies of **$250m** in 2019 (in addition to **$100m** cost reduction program at CB&I initiated in 2017)



$27
$84
$84
$55
$250m

~$210m cost to achieve synergies expected – **~$170m** in 2018, **~$40m** in 2019

SAVINGS AREA	SOURCE	TOTAL SYNERGIES	% OF COMBINED SPEND
PROCUREMENT	Combined procurement	$84m	2%
G&A	Optimization of headcount and office facilities	$84m	12%
OPERATIONS	Cost savings from resource pooling, facility rationalization, aligning cost centers, management and expat overlap and efficiency	$55m	5%
OTHER	Efficiency in travel and expense, overlapping public company and insurance costs	$27m	16%
	TOTAL	$250m	

SAVINGS DO NOT REFLECT ADDITIONAL BENEFITS OF TRANSITION TO NEW COMBINED RIGOROUS COST CONTROL CULTURE

[1]Represents % of combined spend based upon implied combined spend from procurement, G&A, operations and other.

34

SIGNIFICANT REVENUE SYNERGIES JOINTLY IDENTIFIED MDR vs. CB&I Major Customers Americas Global Middle East Asia Middle East Global Americas Asia Africa McDermott CB&I Opportunity to Provide End-to-End Solutions to shared customers Opportunities to capture incremental revenue Greater certainty in delivery and risk management Leverage geographic positioning and customer relationships (CB&I in the U.S. and McDermott internationally) to generate incremental business Further vertical integration expected to generate pull-through revenue Modularization capabilities presents significant opportunities Leveraging the combined company’s Diverse Geographic Reach to Source Incremental Opportunities

FINANCING Sufficient funded debt being raised to strengthen balance sheet and provide liquidity to manage working capital needs, timing and focus projects Plan to leverage EBITDA growth and strong free cash flow generation to rapidly de-lever Unsecured bridge expected to be taken out by permanent unsecured notes Targeting credit ratings similar to those currently held by McDermott In addition to the cash on hand at closing, which is expected to be approximately $0.8Bn, the combined company will have $2.7Bn of Liquidity Facilities, including a $1.4Bn Letter of Credit Facility and a $1.0Bn Revolving Credit Facility. The company will also have $1.2Bn of bi-lateral agreements to support existing projects New cash culture to be implemented and expected to limit use of revolver Note: Total liquidity includes LC capacity. 1Amounts rounded for presentation, sum of amounts may not foot due to rounding USE OF FUNDED DEBT1 Restricted Cash Collateral for LC’s $0.4Bn Refinance Existing CB&I Debt Outstanding at 12/31/17 2.3Bn Refinance Existing McDermott Debt Outstanding at 12/31/17 0.5Bn Estimated Finance, Structuring and Other Fees 0.3Bn Estimated Cash to Balance Sheet 0.1Bn Funded Debt at Closing $3.6Bn Breakdown of Fully-Committed Financing1 Term Loan $2.1Bn Unsecured Bridge 1.5Bn Funded Debt $3.6Bn Letter of Credit $1.4Bn Revolving Credit Facility 1.0Bn Bilateral LC’s Outside of Facilities 1.2Bn Unfunded Facility $3.6Bn Fully-Committed Financing $7.2Bn Capital structure with liquidity to fund growth and manage downside scenarios

Amount ($m) Cash & Cash Equivalents 355 $1,150mm Revolver ($100mm LC Sublimit) 683 $800mm Revolver ($100mm LC Sublimit) 419 Second Term Loan 441 Series A Senior Notes 105 Series B Senior Notes 166 Series C Senior Notes 195 Series D Senior Notes 119 Second Senior Notes 142 Gross Debt 2,269 Unamortized Debt Issuance Costs (7) Total Debt 2,262 Net Debt2 1,915 CB&I Capital Structure1 as of 12/31/17 Funded debt allows combined company to COMPLETELY repay CB&I debt FINANCING (CONT.) Amount ($m) Cash & Restricted Cash 408 North Ocean 105 Loan 25 Senior Notes (8% Bond) 500 Vendor Equipment Financing (“VEF”) 16 Other, including Capital Lease 2 Gross Debt3 542 Debt Issuance Costs (5) Total Debt 537 Net Debt2 134 MDR Capital Structure1 as of 12/31/17 1Amounts rounded for presentation, sum of amounts may not foot due to rounding 2Net debt is defined as Gross Debt net of Cash and Cash Equivalents/Restricted Cash 32017 Form 10-K discloses debt amounts net of respective debt issuance costs for each arrangement

1Net Leverage, Gross Leverage, and FCF Conversion are internal metrics used by management which include non-GAAP measures. The definition and calculation of each metric, as well as reconciliations to the most comparable GAAP measures, are provided in the Financial Appendix. 2Future performance reflects company estimates; for illustrative purposes assumes March 31, 2018 close; Adjusted EBITDA excluding one-time costs 3Investment in DLV 2000 significantly impacted FCF in 2016 Source: Company strong EBITDA growth and cash flow generation WILL ENABLE COMBINED COMPANY TO rapidly De-Lever McDermott Historical Deleveraging Profile1 Committed to Deleveraging2 LEVERAGE PROFILE 7.2x 0.3x 2.6x 1.3x FYE 2014 FYE 2016 FYE 2017 Net Leverage Gross Leverage 0.5x 0.3x FCF Conversion1 N/A -17%3 4% McDermott has a proven track record of rapid deleveraging Strong focus on rapidly deleveraging the pro forma combined company after closing of the transaction through EBITDA growth and strong free cash flow generation Target leverage <2.0x

DUE DILIGENCE

DUE DILIGENCE CONDUCTED OVER PERIOD OF MONTHS

Diligence was concentrated on 14 E&C projects and 19 Fabrication projects, representing > 80% of the E&C and Fabrication Backlog

FOCUSED ON 33 PROJECTS REPRESENTING ~80% OF TO-GO REVENUE[1,2]


19%
Other
1,567 Projects
33 Projects
81%


51%
49%
4 Focus Projects
29 Remaining Projects


6%
16%
33%
45%
LNG
Power
Petro
Refine


6%
94%
14 E&C
19 Fab

OVERVIEW AND KEY FINDINGS

- Strong team of highly experienced E&C risk managers led project due diligence efforts, supported by independent consultants performing parallel analysis
- Site visits at key projects to supplement and confirm analysis
- Focus on 33 projects based on risk and revenue exposure
  - Particular focus on 14 E&C projects representing approximately 65% of the E&C and Fabrication backlog
- **Key Assessment**
  - Four focus projects have been significantly de-risked with respect to engineering, quantities and procurement; **remaining risk is assessed as mostly related to labor performance**
  - Remaining 29 projects deemed relatively low risk
  - **1500+ contracts are profitable and relatively low risk**

[1] Include Shaw, Areva, Mox and Entergy Nola East legacy projects.
[2] As of 9/30/17.

40

FOUR FOCUS PROJECTS: OUR OBSERVATIONS

	IPL EAGLE	CALPINE	FREEPORT	CAMERON
PROJECT TYPE	Power	Power	LNG	LNG
ORIGINAL BOOKING VALUE	~$0.5bn	~$0.3bn	~$2.0bn	~$3.2bn
UNIQUE CHARACTERISTICS	• Union labor and absenteeism • Aggressive bidding by predecessor	• Union labor and absenteeism • Aggressive bidding by predecessor • On-site assembly of third-party product	• Impacted by Hurricane Harvey • Higher level of indirect labor (limiting control) • Significant quantity growth	• FEED by Third Party • Significant quantity growth • Site reclamation (e.g. soil quality) • Lower than anticipated productivity • Adverse weather-related delays
ASSESSMENT	• First fire for turbines 1 and 2 achieved as expected • Power being produced (on the grid)	• Additional two turbines recently turned over for commissioning	• Majority of remaining risk related to labor and schedule • Train 1 steel erection milestone achieved • Harvey costs still being assessed as technical solutions are being determined • Zachry (JV Partner) is managing and performing project construction phase and has a demonstrated track record	• Majority of remaining risk related to labor and schedule • Announced settlement December 19th, 2017, resolving all past commercial issues, resetting the schedule for any potential liquidated damages, increasing certainty of project schedule resulting in a de-risking of the project
STATUS	~99% complete as of February 2018	~79% complete as of year-end 2017	~73% complete as of year-end 2017; Project remains profitable	~77% complete as of year-end 2017
4Q 2017 CHARGES	($7mm)	($35mm)	($20mm)	($39mm)

FOUR FOCUS PROJECTS ARE NOT REPRESENTATIVE OF ENTIRE PORTFOLIO AND HAVE UNIQUE CHARACTERISTICS THAT WILL CONTINUE TO BE DE-RISKED SIGNIFICANTLY IN 2018

41

SUMMARY Creates a premier $10 billion global, fully vertically integrated onshore-offshore EPCI provider with a market-leading technology portfolio, better positioned to meet customer needs Combines complementary and diversified capabilities, well positioned globally in attractive high growth markets Common culture focused on safety, fixed lump-sum contracting and customer engagement will ensure seamless transition for partners and employees Due diligence supports underlying strength and profitability of CB&I Confident in ability to apply McDermott’s operational excellence and turnaround experience to unlock near- and long-term value from CB&I portfolio Provides capital structure with liquidity to fund growth and manage downside scenarios New growth opportunities, expected $250 million annual cost synergies and substantial revenue synergies expected to generate significant benefits for the combined business

FINANCIAL APPENDIX

CB&I REVENUE AND GROSS PROFIT RECONCILIATIONS BY SEGMENT FOR 2013 – 2017[1]

(Dollars in millions)

	Twelve Months Ended Dec 31, 2013				
	E&C	FS	Tech	CS	Total
Revenue, as reported[2]	$6,215	$2,777	$397	$1,705	$11,095
Less: Reclassification of Discontinued Operations and Adjustments[3]	(997)	30	-	(1,705)	(2,672)
Revenue, on a continuing operations basis	$5,219	$2,807	$397	-	$8,423
Cost of Revenue, as reported[2]					9,896
Less: Reclassification of Discontinued Operations and Adjustments[3]					(2,462)
Cost of Revenue, on a continuing operations basis					$7,434
Gross Profit, on a continuing operations basis					$989

	Twelve Months Ended Dec 31, 2014				
	E&C	FS	Tech	CS	Total
Revenue, as reported[2]	$7,623	$2,739	$385	$2,227	$12,975
Less: Reclassification of Discontinued Operations and Adjustments[3]	(1,803)	31	-	(2,227)	(3,999)
Revenue, on a continuing operations basis	$5,821	$2,770	$385	-	$8,975
Cost of Revenue, as reported[2]					11,509
Less: Reclassification of Discontinued Operations and Adjustments[3]					(3,656)
Cost of Revenue, on a continuing operations basis					$7,853
Gross Profit, on a continuing operations basis					$1,123

	Twelve Months Ended Dec 31, 2015				
	E&C	FS	Tech	CS	Total
Revenue, as reported[2]	$7,698	$2,443	$399	$2,390	$12,930
Less: Reclassification of Discontinued Operations and Adjustments[3]	(1,991)	21	-	(2,390)	(4,360)
Revenue, on a continuing operations basis	$5,707	$2,464	$399	-	$8,570
Cost of Revenue, as reported[2]					11,417
Less: Reclassification of Discontinued Operations and Adjustments[3]					(3,962)
Cost of Revenue, on a continuing operations basis					$7,455
Gross Profit, on a continuing operations basis					$1,114

	Twelve Months Ended Dec 31, 2016				
	E&C	FS	Tech	CS	Total
Revenue, as reported[2]	$6,105	$2,110	$284	$2,179	$10,680
Less: Reclassification of Discontinued Operations and Adjustments[3]	9	90	-	(2,179)	(2,080)
Revenue, on a continuing operations basis	$6,115	$2,201	$284	-	$8,600
Cost of Revenue, as reported[2]					9,654
Less: Reclassification of Discontinued Operations and Adjustments[3]					(1,931)
Cost of Revenue, on a continuing operations basis					$7,722
Gross Profit, on a continuing operations basis					$877

	Twelve Months Ended Dec 31, 2017				
	E&C	FS	Tech	CS	Total
Revenue, as reported[2]	$4,526	$1,827	$320	-	$6,673
Less: Reclassification of Discontinued Operations and Adjustments[3]	-	-	-	-	-
Revenue, on a continuing operations basis	$4,526	$1,827	$320	-	$6,673
Cost of Revenue, as reported[2]					6,666
Less: Reclassification of Discontinued Operations and Adjustments[3]					-
Cost of Revenue, on a continuing operations basis					$6,666
Gross Profit, on a continuing operations basis					$7

[1] CB&I's operations consist of the following four operating groups: Engineering & Construction (""E&C""), Fabrication Services (""FS""), Technology (""Tech"") and Capital Services (""CS"") (CS was sold in Q2 2017).
[2] Represents Revenue and Cost of Revenue as originally reported in CB&I's annual filings on Form 10-K for the years 2013 through 2017.
[3] Represents the reclassification and adjustments associated with the presentation of discontinued operations of CB&I. Includes the removal of the Nuclear Operations, previously reported as part of the E&C operating group, due to its sale in the fourth quarter 2015; the removal of the Capital Services Operations to align with its classification as a discontinued operation during the first quarter 2017 and subsequent sale in the second quarter 2017; and any elimination adjustments due to the reclassification of the aforementioned.

44

CB&I EBITDA AND ADJUSTED EBITDA RECONCILIATIONS BY SEGMENT FOR HISTORICAL RESULTS 2013 – 2017[1]

Year Ended Dec 31, 2013

(Dollars In millions)	E&C	FS	Tech	CS	Res	Total
Operating Income (Loss), as reported[3]	$317	$288	$129	$47	($96)	$685
Less: Reclassification of Discontinued Operations and Adjustments[4]	(67)	(2)	(0)	(47)	15	(101)
Operating Income (Loss), on a continuing operations basis	$250	$286	$128	-	($81)	$583
Plus: Depreciation & Amortization, as reported	64	61	21	34	-	180
Less: Operating Income (Loss) Attributable to Noncontrolling Interests	(53)	(5)	-	(1)	-	(58)
Less: Reclassification of Discontinued Operations and Adjustments[4]	(28)	-	-	(33)	-	(60)
EBITDA[5]	$234	$342	$149	-	($81)	$644
Plus: Adjustments						
Charges Related to Nuclear Operations Sale[6]	-	-	-	-	-	-
Long-Term Incentive Change in Control Expense[7]	-	-	-	-	-	-
Significant Project Charges[8]	-	-	-	-	-	-
Restructuring, Acquisition and Integration Costs[9]	-	-	-	-	81	81
Net Gain from Insurance Proceeds[10]	-	-	-	-	-	-
Adjusted EBITDA[5]	$234	$342	$149	-	-	$725

Year Ended Dec 31, 2014

(Dollars In millions)	E&C	FS	Tech	CS	Res	Total
Operating Income (Loss), as reported[3]	$519	$274	$148	$81	($40)	$983
Less: Reclassification of Discontinued Operations and Adjustments[4]	(167)	(3)	(1)	(81)	8	(244)
Operating Income (Loss), on a continuing operations basis	$351	$272	$147	-	($31)	$739
Plus: Depreciation & Amortization, as reported	63	61	24	34	-	181
Less: Operating Income (Loss) Attributable to Noncontrolling Interests	(85)	(6)	-	(2)	-	(93)
Less: Reclassification of Discontinued Operations and Adjustments[4]	(31)	0	-	(32)	-	(62)
EBITDA[5]	$298	$328	$171	-	($31)	$765
Plus: Adjustments						
Charges Related to Nuclear Operations Sale[6]	-	-	-	-	-	-
Long-Term Incentive Change in Control Expense[7]	-	-	-	-	-	-
Significant Project Charges[8]	-	-	-	-	-	-
Restructuring, Acquisition and Integration Costs[9]	-	-	-	-	31	31
Net Gain from Insurance Proceeds[10]	-	-	-	-	-	-
Adjusted EBITDA[5]	$298	$328	$171	-	-	$797

Year Ended Dec 31, 2015

(Dollars In millions)	E&C	FS	Tech	CS	Res	Total
Operating Income (Loss), as reported[3]	($875)	$225	$151	$74	-	($425)
Less: Reclassification of Discontinued Operations and Adjustments[4]	(226)	(4)	(0)	(74)	-	(305)
Operating Income (Loss), on a continuing operations basis	($1,102)	$221	$150	-	-	($730)
Plus: Depreciation & Amortization, as reported	48	56	23	34	-	161
Less: Operating Income (Loss) Attributable to Noncontrolling Interests	(63)	(9)	-	(3)	-	(74)
Less: Reclassification of Discontinued Operations and Adjustments[4]	(25)	1	-	(31)	-	(56)
EBITDA[5]	($1,142)	$270	$173	-	-	($699)
Plus: Adjustments						
Charges Related to Nuclear Operations Sale[6]	1,506	-	-	-	-	1,506
Long-Term Incentive Change in Control Expense[7]	-	-	-	-	-	-
Significant Project Charges[8]	-	-	-	-	-	-
Restructuring, Acquisition and Integration Costs[9]	-	-	-	-	-	-
Net Gain from Insurance Proceeds[10]	-	-	-	-	-	-
Adjusted EBITDA[5]	$364	$270	$173	-	-	$807

Year Ended Dec 31, 2016

(Dollars In millions)	E&C	FS	Tech	CS	Res	Total
Operating Income (Loss), as reported[3]	$159	$183	$105	($592)	-	($145)
Less: Reclassification of Discontinued Operations and Adjustments[4]	(15)	(4)	(0)	592	-	572
Operating Income (Loss), on a continuing operations basis	$143	$179	$105	-	-	$428
Plus: Depreciation & Amortization, as reported	17	54	23	28	-	123
Less: Operating Income (Loss) Attributable to Noncontrolling Interests	(67)	(5)	-	(2)	-	(73)
Less: Reclassification of Discontinued Operations and Adjustments[4]	1	1	-	(26)	-	(24)
EBITDA[5]	$95	$230	$128	-	-	$453
Plus: Adjustments						
Charges Related to Nuclear Operations Sale[6]	148	-	-	-	-	148
Long-Term Incentive Change in Control Expense[7]	-	-	-	-	-	-
Significant Project Charges[8]	197	-	-	-	-	197
Restructuring, Acquisition and Integration Costs[9]	-	-	-	-	-	-
Net Gain from Insurance Proceeds[10]	-	-	-	-	-	-
Adjusted EBITDA[5]	$440	$230	$128	-	-	$798

Year Ended Dec 31, 2017

(Dollars In millions)	E&C	FS	Tech	CS	Res	Total
Operating Income (Loss), as reported[3]	($544)	$258	$105	-	($115)	($295)
Less: Reclassification of Discontinued Operations and Adjustments[4]	-	-	-	-	-	-
Operating Income (Loss), on a continuing operations basis	($544)	$258	$105	-	($115)	($295)
Plus: Depreciation & Amortization, as reported	17	49	23	-	-	88
Less: Operating Income (Loss) Attributable to Noncontrolling Interests	(30)	(3)	-	-	-	(33)
Less: Reclassification of Discontinued Operations and Adjustments[4]	-	-	-	-	-	-
EBITDA[5]	($557)	$304	$128	-	($115)	($240)
Plus: Adjustments						
Charges Related to Nuclear Operations Sale[6]	-	-	-	-	-	-
Long-Term Incentive Change in Control Expense[7]	8	3	1	-	-	12
Significant Project Charges[8]	870	-	-	-	-	870
Restructuring, Acquisition and Integration Costs[9]	-	-	-	-	115	115
Net Gain from Insurance Proceeds[10]	-	(63)	-	-	-	(63)
Adjusted EBITDA[5]	$321	$245	$128	-	-	$694

[1] Sum of components may not foot due to rounding.

[2] CB&I's operations consist of the following four operating groups: Engineering & Construction (""E&C""), Fabrication Services (""FS""), Technology (""Tech"") and Capital Services (""CS"") (CS was sold in Q2 2017). Additionally, CB&I reported restructuring charges (""Res"") which are not allocated to any individual operating group.

[3] Represents Operating Income (Loss) as reported in CB&I's public filings for the years 2013 through 2017. Note that CB&I Operating Income (Loss) by segment as reported excludes restructuring costs, which are presented as a component of Operating Income (Loss) on the Consolidated Statement of Operations. Further, 2017 excludes the discontinued Capital Services Operations.

[4] Represents the reclassification and adjustments associated with the presentation of discontinued operations of CB&I. Includes the removal of the Nuclear Operations, previously reported as part of the E&C operating group, due to its sale in the fourth quarter 2015; the removal of the Capital Services Operations to align with its classification as a discontinued operation during the first quarter 2017 and subsequent sale in the second quarter 2017; and any elimination adjustments due to the reclassification of the aforementioned.

[5] EBITDA is defined as net income plus depreciation and amortization, interest expense, net and provision for income taxes. As CB&I does not report net income by segment, we have alternatively calculated EBITDA as operating income (loss), less noncontrolling interest, plus depreciation and amortization. Adjusted EBITDA is defined as EBITDA less the non-GAAP adjustments detailed in footnotes 6, 7, 8, 9 and 10.

[6] Represents charges recorded as a result of the sale of CB&I's former Nuclear Operations. A loss on the sale of the operations and impairment of the related goodwill and other intangibles was recorded in the fourth quarter 2015 and an additional charge was recorded in the fourth quarter 2016 related to the establishment of a reserve for the Transaction Receivable associated with the sale.

[7] In connection with the Combination Agreement to combine with McDermott, change in control provisions were triggered for certain management which resulted in their equity-based awards (restricted stock units) becoming fully vested. The additional compensation expense was primarily recorded to selling and administrative expense.

[8] Represents the impact of significant changes in estimates on two U.S. gas turbine power projects and two U.S. LNG export facility projects.

[9] 2017 restructuring related costs are primarily associated with facility consolidation, severance and other employee related costs, professional fees, and other miscellaneous costs resulting from publicly announced cost reduction, facility rationalization and strategic initiatives. For 2014 and 2013, integration related costs primarily related to facility consolidations, including the associated accrued future lease costs for vacated facilities and unutilized capacity, personnel relocation and severance related costs and systems integration costs. For 2013, acquisition related costs primarily related to transactions costs, professional fees and change-in-control and severance related costs associated with the acquisition of the Shaw Group Inc.

[10] Represents the net gain from insurance proceeds received (approximately $99.0 million) in excess of associated costs (approximately $36.3 million) for a fabrication facility that was damaged during Hurricane Harvey.

45

CB&I NON-GAAP EBITDA RECONCILIATIONS FOR HISTORICAL RESULTS 2013 – 2017[1]

	For the year ended				
	2013	2014	2015	2016	2017
(Dollars in millions)					
GAAP Net Income (Loss) Attributable to CB&I, as reported[2]	$454	$544	($504)	($313)	($1,458)
Add: Losses (Income) From Discontinued Operations					
Capital Services[3]	(9)	(37)	(43)	621	105
Nuclear Operations[4]	(37)	(93)	(131)	-	-
GAAP Net Income (Loss) from Continuing Operations Attributable to CB&I	**$408**	**$414**	**$(679)**	**$308**	**$(1,353)**
Add: Non-GAAP Adjustments					
Charges Related to Nuclear Operations Sale[5]	-	-	1,506	148	-
Long-Term Incentive Change in Control Expense[6]	-	-	-	-	12
Significant Project Charges[7]	-	-	-	197	870
Restructuring, Acquisition and Integration Costs[8]	81	31	-	-	115
Net Gain from Insurance Proceeds[9]	-	-	-	-	(63)
Tax Law and Deferred Tax Valuation Impacts[10]	-	-	-	-	1,002
Normalized Interest Expense[11]	-	-	-	-	97
Total Non-GAAP Adjustments	81	31	1,506	345	2,033
Tax Effect of Non-GAAP Changes[12]	(28)	(11)	(371)	(121)	(353)
Total Non-GAAP Adjustments (After Tax)	53	20	1,135	224	1,680
Non-GAAP Adjusted Net Income Attributable to CB&I	**$460**	**$434**	**$456**	**$532**	**$327**
GAAP Net Income (Loss) from Continuing Operations Attributable to CB&I	$408	$414	($679)	$308	($1,353)
Add:					
Depreciation & Amortization, as reported	180	181	161	123	88
Interest Expense, Net, as reported	81	75	86	92	226
Provision for Income Taxes, as reported	91	271	(81)	3	799
Reclassification of Discontinued Operations and Adjustments[14]	(115)	(177)	(186)	(73)	-
EBITDA[13]	**$644**	**$765**	**$(699)**	**$453**	**$(240)**
EBITDA	644	765	(699)	452	(240)
Plus: Adjustments	81	31	1,506	345	934
Non-GAAP Adjusted EBITDA[13]	**$725**	**$797**	**$807**	**$798**	**$694**

[1] Sum of components may not foot due to rounding.
[2] Represents historically reported financial information for the annual periods 2013 through 2017.
[3] Represents the removal of the Capital Services Operations to align with its classification as a discontinued operation during the first quarter 2017 and its subsequent sale in the second quarter 2017.
[4] Represents the removal of the Nuclear Operations due to its sale in the fourth quarter 2015.
[5] Represents charges recorded as a result of the sale of CB&I's former Nuclear Operations. A loss on the sale of the operations and impairment of the related goodwill and other intangibles was recorded in the fourth quarter 2015 and an additional charge was recorded in the fourth quarter 2016 related to the establishment of a reserve for a Transaction Receivable associated with the sale.
[6] In connection with the Combination Agreement to combine with McDermott, change in control provisions were triggered for certain management which resulted in their equity-based awards (restricted stock units) becoming fully vested. The additional compensation expense was primarily recorded to selling and administrative expense.
[7] Represents the impact of significant changes in estimates on two U.S. gas turbine power projects and two U.S. LNG export facility projects.
[8] 2017 restructuring related costs are primarily associated with facility consolidation, severance and other employee related costs, professional fees, and other miscellaneous costs resulting from publicly announced cost reduction, facility rationalization and strategic initiatives. For 2014 and 2013, integration related costs primarily related to facility consolidations, including the associated accrued future lease costs for vacated facilities and unutilized capacity, personnel relocation and severance related costs and systems integration costs. For 2013, acquisition related costs primarily related to transactions costs, professional fees and change-in-control and severance related costs associated with the acquisition of the Shaw Group Inc.
[9] Represents the net gain from insurance proceeds received (approximately $99.0 million) in excess of associated costs (approximately $36.3 million) for a fabrication facility that was damaged during Hurricane Harvey.
[10] Represents additional tax expense during 2017 primarily resulting from the revaluation of U.S. net deferred tax assets due to a reduction in the U.S. Federal tax rate and the establishment of valuation allowances on all remaining net deferred tax assets.
[11] Represents higher interest expense during 2017, which was impacted by higher debt issuance costs and related amortization, including accelerated amortization due to the anticipated early repayment of certain debts; an accrual for modified make-whole payments on that are required as a result of the anticipated early repayment of certain debts; and additional expense relating to higher interest rates.
[12] The adjustments to GAAP Net Income have been income tax effected when included in net income. Tax effects of Non-GAAP adjustments represent the estimated tax impacts of the adjustments during the period.
[13] EBITDA is defined as net income plus depreciation and amortization, interest expense, net and provision for income taxes. Adjusted EBITDA is defined as EBITDA less the adjustments detailed in footnotes 5, 6, 7, 8 and 9. We have included EBITDA and Adjusted EBITDA disclosures in this presentation because EBITDA is widely used by investors for valuation and comparing financial performance with the performance of other companies in the industry and because Adjusted EBITDA provides a consistent measure of EBITDA relating to the underlying business. McDermott management also uses EBITDA and Adjusted EBITDA to monitor and compare the financial performance of the operations. EBITDA and Adjusted EBITDA do not give effect to the cash that must be used to service debt or pay income taxes, and, thus, do not reflect the funds actually available for capital expenditures, dividends or various other purposes. In addition, the presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures in other companies' reports. You should not consider EBITDA or Adjusted EBITDA in isolation from, or as a substitute for, net income or cash flow measures prepared in accordance with U.S. GAAP.
[14] Represents the reclassification and adjustments associated with the presentation of discontinued operations of CB&I. Includes the removal of the Nuclear Operations, previously reported as part of the E&C operating group, due to its sale in the fourth quarter 2015; the removal of the Capital Services Operations to align with its classification as a discontinued operation during the first quarter 2017 and subsequent sale in the second quarter 2017; and any elimination adjustments due to the reclassification of the aforementioned.

46

McDERMOTT NON-GAAP EBITDA RECONCILIATIONS BY SEGMENT FOR 2017 1Transaction-related costs of $8.9 million were recorded during the fourth quarter of 2017 associated with the proposed combination with CB&I. 2A $5.2 million in gain was recorded in the quarter ended December 31, 2017, as a result of the non-cash actuarial mark-to-market adjustment recorded in the fourth quarter of each year. 3The adjustments to GAAP Net Income have been income tax effected when included in net income. Tax effects of Non-GAAP adjustments represent the tax impacts of the adjustments during the period. Some Non-GAAP adjusting items are primarily attributable to tax jurisdictions in which the Company, currently, does not pay taxes and, therefore, no tax impact is applied to them. For the Non-GAAP adjusting items in jurisdictions where taxes are paid, the tax impacts on those adjustments are computed, individually, using the statutory tax rate in effect in each applicable taxable jurisdiction. 4EBITDA is defined as net income plus depreciation and amortization, interest expense, net, and provision for income taxes. Adjusted EBITDA is defined as EBITDA less the adjustments relating to restructuring charges, impairment loss, and gain/loss on pension as detailed in footnotes 1 and 2. We have included EBITDA and Adjusted EBITDA disclosures in this supplemental deck because EBITDA is widely used by investors for valuation and comparing financial performance with the performance of other companies in the industry and because Adjusted EBITDA provides a consistent measure of EBITDA relating to the underlying business. McDermott management also uses EBITDA and Adjusted EBITDA to monitor and compare the financial performance of the operations. EBITDA and Adjusted EBITDA do not give effect to the cash that must be used to service debt or pay income taxes, and thus do not reflect the funds actually available for capital expenditures, dividends or various other purposes. In addition, the presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures in other companies’ reports. You should not consider EBITDA or Adjusted EBITDA in isolation from, or as a substitute for, net income or cash flow measures prepared in accordance with U.S. GAAP.

McDERMOTT NON-GAAP EBITDA RECONCILIATIONS FOR HISTORICAL RESULTS 2013 – 2017

	For the year ended				
	2013	2014	2015	2016	2017
(Amounts in millions, except per share amounts)					
GAAP Net Income (Loss) Attributable to McDermott	$(509)	$(76)	$(18)	$34	$179
Plus: Non-GAAP Adjustments					
Restructuring Charges[1]	36	18	41	11	-
Impairment Loss[2]	84	(9)	7	55	-
Gain on JV Exit[3]	-	-	-	(5)	-
Legal Settlement[4]	-	-	17	-	-
Transaction-Related Costs[5]	-	-	-	-	9
Non-Cash Acturial Loss (Gain) on Benefit Plans[6]	10	(3)	26	(5)	(5)
Total Non-GAAP Adjustments	130	6	90	56	4
Tax Effect of Non-GAAP Changes[7]	-	-	(1)	(1)	-
Total Non-GAAP Adjustments (After Tax)	130	6	89	55	4
Non-GAAP Adjusted Net Income Attributable to McDermott	$(379)	$(70)	$71	$89	$182
GAAP Revenue	2,659	2,301	3,070	2,636	2,985
GAAP Operating Income	(441)	16	113	142	324
Non-GAAP Adjustments[8]	130	6	90	61	4
Non-GAAP Adjusted Operating Income	$(311)	$23	$203	$203	$328
Non-GAAP Adjusted Operating Margin	-12%	1%	7%	8%	11%
GAAP Net Income (Loss) Attributable to McDermott	(509)	(76)	(18)	34	179
Add:					
Depreciation & Amortization	103	113	118	103	101
Interest Expense, Net	(1)	61	50	59	63
Provision for Income Taxes	49	20	52	42	69
EBITDA[7]	$(358)	$118	$202	$238	$411
EBITDA	(358)	118	202	238	411
Plus: Non-GAAP Adjustments	130	6	90	56	4
Non-GAAP Adjusted EBITDA[9]	$(228)	$124	$293	$293	$415

[1]Restructuring charges were primarily associated with personnel reductions, facility closures, consultant fees, lease terminations and asset impairments.
[2]We recorded impairment charges as follows:
- In 2013, we recorded impairment charges of $46.7 million representing the total amount of our goodwill, which was primarily related to a 2007 acquisition. In addition, we recorded $37.8 million of vessel-related impairment charges.
- In 2014, we recorded an improvement of $10.7 million to the cancellation cost estimate included in the $37.8 million of vessel-related impairment charges recorded in the prior year, as a result of the cancellation of a pipelay system intended for one of our vessels. In addition, we recorded impairment charges of $1.7 million related to certain intangible asset.
- In 2015, we recorded an impairment charge of $6.8 million for the abandonment of a marine pipelay welding system project.
- In 2016, we recorded impairment charges of $55.0 million related to certain marine assets, including $32.3 million of impairment related to our Agile vessel following the customer's termination of the vessel's charter in May 2016.
[3]During the third quarter of 2016, we mutually and amicably exited our joint venture in Malaysia. We sold our joint venture interest and recorded a $5.0 million gain to other income (expense), net.
[4]Costs related to a legal settlement of $16.7 million were recorded during the third quarter of 2015.
[5]Transaction-related costs of $8.9 million were recorded during the fourth quarter of 2017 associated with the proposed combination with CB&I.
[6]In the fourth quarter of each year, we record non-cash actuarial mark-to-market adjustments for our benefit plans. These adjustments are recorded in selling, general, and administrative expenses in accordance with our pension accounting policy. Actuarial gains and losses are primarily driven by changes in the actuarial assumptions, discount rates, and actual return on pension assets.
[7]The adjustments to GAAP Net Income have been income tax effected when included in net income. Tax effects of Non-GAAP adjustments represent the tax impacts of the adjustments during the period. Some Non-GAAP adjusting items are primarily attributable to tax jurisdictions in which McDermott currently does not pay taxes and, therefore, no tax impact is applied to them. For the Non-GAAP adjusting items in jurisdictions where taxes are paid, the tax impacts on those adjustments are computed, individually, using the statutory tax rate in effect in each applicable taxable jurisdiction.
[8]Includes the Non-GAAP adjustments described in footnotes 1, 2, 4, 5 and 6 above.
[9]EBITDA is defined as net income plus depreciation and amortization, interest expense, net, and provision for income taxes. Adjusted EBITDA is defined as EBITDA less the adjustments relating to restructuring charges, impairment loss, gain on JV exit, legal settlement, and gain/loss on pension as detailed in footnotes 1, 2, 3, 4, and 5. We have included EBITDA and Adjusted EBITDA disclosures in this supplemental deck because EBITDA is widely used by investors for valuation and comparing financial performance with the performance of other companies in the industry and because Adjusted EBITDA provides a consistent measure of EBITDA relating to the underlying business. McDermott management also uses EBITDA and Adjusted EBITDA to monitor and compare the financial performance of the operations. EBITDA and Adjusted EBITDA do not give effect to the cash that must be used to service debt or pay income taxes, and thus do not reflect the funds actually available for capital expenditures, dividends or various other purposes. In addition, the presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures in other companies' reports. You should not consider EBITDA or Adjusted EBITDA in isolation from, or as a substitute for, net income or cash flow measures prepared in accordance with U.S. GAAP.

48

McDERMOTT AND CB&I NET WORKING CAPITAL AND CONTRACT CAPITAL RECONCILIATIONS AS OF 12/31/17 1Net Working Capital is a financial measure used by McDermott management. It is defined as current assets, excluding cash, restricted cash, and cash equivalents, less current liabilities, excluding notes payable and current maturities of long-term debt. 2Contract Capital is a financial measure used by CB&I management. It is defined as project-related current assets, including trade accounts receivable, inventory, and contracts in progress, less project-related liabilities including accounts payable, accrued liabilities, and advance billings on contracts.   December 31, 2017   McDermott CB&I (Amounts in thousands, except per share amounts)           Current assets (excluding cash, restricted cash, and cash equivalents):     Accounts receivable—trade, net 328,302 759,701 Accounts receivable—other 40,730 - Inventory - 101,573 Contracts in progress 621,411 315,744 Current assets of discontinued operations - - Assets held for sale - 17,845 Other current assets 35,615 281,171 Subtotal 1,026,058 1,476,034 Less: Current liabilities (excluding notes payable and current maturities of long-term debt)     Accounts payable 279,109 971,735 Accrued liabilities 336,747 - Advance billings on contracts 32,252 1,275,441 Current liabilities of discontinued operations - - Other current liabilities - 752,294 Income taxes payable 34,562 - Subtotal 682,670 2,999,470 Net Working Capital1 $343,388 $(1,523,436)       Less: Current Assets and Liabilities not related to specific contracts:     Accounts receivable—other 40,730 - Assets held for sale - 17,845 Other current assets 35,615 281,171 Other current liabilities - (752,294) Income taxes payable (34,562) - Subtotal 41,783 (453,278) Contract Capital2 $301,605 $(1,070,158)

McDERMOTT LEVERAGE RATIOS RECONCILIATION 1Gross Debt represents outstanding debt before netting against debt issuance costs. 2Net Debt is defined as Gross Debt net of of Cash, Restricted Cash, and Cash Equivalents. 3Adjusted EBITDA is a non-GAAP measure defined as net income plus depreciation and amortization, interest expense, net, and provision for income taxes, less certain non-GAAP adjustments. A reconciliation of Adjusted EBITDA is provided on pages 47 and 48. 4Gross Leverage is defined as Gross Debt divided by Adjusted EBITDA and Net Leverage is defined as Net Debt divided by Adjusted EBITDA. 5Free Cash Flow is a non-GAAP measure defined as cash flows from operating activities less capital expenditures. 6Free Cash Flow Conversion is defined as Free Cash Flow divided by Adjusted EBITDA.   For the year ended For the year ended For the year ended   Dec 31, 2014 Dec 31, 2016 Dec 31, 2017 (Amounts in millions, except per share amounts)               Gross Debt1 $891 $766 $542 Cash, Restricted Cash, and Cash Equivalents $853 $612 $408 Net Debt2 $38 $154 $134         Adjusted EBITDA3 $124 $293 $415         Gross Leverage4 7.2 2.6 1.3 Net Leverage4 0.3 0.5 0.3         Cash from Operations   $178 $136 Capex   $228 $119 Free Cash Flow5   $(50) $17         Free Cash Flow Conversion6 N/A -17% 4%

PRO FORMA ADJUSTED EBITDA RECONCILIATION 1$250mm of run-rate cost synergies expected to be fully run-rate in 2H 2019. Sum of components may not foot due to rounding.